Exhibit 99.1

September 6, 2021

Dear Shareholder,

Annual General Meeting 2021

On behalf of the board of directors (the "Board") of Trinity Biotech plc (the "Company"), I am pleased to enclose notice of the Company’s 2021 Annual General Meeting to be held at the Company’s registered office at IDA Business Park, Bray, Co. Wicklow, Ireland on September 29, 2021 at 4.00pm (the "AGM").

Ordinary Business

In the enclosed notice of AGM, you will have noticed that resolutions 1 and 2 are the standard resolutions to review the Company's affairs and consider the Company's financial statements for the year ended December 31, 2020 and to authorise the Board to fix the statutory auditors' remuneration.

At this year's AGM, Mr. Clint Severson will retire as a director by rotation in accordance with Articles 87 and 88 of the Articles of Association of the Company (the "Articles") and, being eligible, offers himself for re-election pursuant to resolution 3.

Special Business

I would like to take this opportunity to provide some additional information in relation to the various items of special business which are to be considered at the AGM, namely resolutions 4 to 7.

Resolution 4

The Board was previously authorised by ordinary resolution of the Company’s shareholders passed on June 9, 2017 to allot and issue securities in the Company up to a maximum amount of the number of authorised but unissued securities in the capital of the Company from time to time and for the time being.  This authority is due to expire on June 9, 2022.  Resolution 4 is proposed to renew that authority for a further five years (unless otherwise renewed, varied or revoked during this period).

Resolution 4 is a standard resolution which is required under Irish company law and will allow the Company to allot new shares for whatever reason in future. Seeking such authority is normal practice for Irish companies listed in the United States.

Resolution 5

The Board was previously authorised by special resolution of the Company’s shareholders passed on June 9, 2017 to allot equity securities in the Company for cash without first having to offer such securities to existing shareholders on a pro-rata basis.  This authority is due to expire on June 9, 2022.  Resolution 5 is proposed to renew this authority for a further five years (unless otherwise renewed, varied or revoked).

As with Resolution 4, this is a standard resolution for Irish companies listed in the United States.

Resolution 6

This resolution seeks to renew the authority for the Company and/or any of its subsidiaries to purchase the Company's own shares and American Depositary Receipts evidencing such shares ("ADRs") on NASDAQ within certain prescribed limits.  This authority is renewed on an annual basis. Under the terms of this resolution, the maximum number of shares that can be purchased is 25% of the shares in issue at close of business on the date of the passing of the resolution. The minimum price which may be paid is the nominal value of the shares (or shares evidenced by ADRs) acquired by the Company under this resolution and the maximum price is 110% of the average of the NASDAQ official close price of such shares for the previous 10 business days. The power under this resolution will expire 18 months after the forthcoming AGM unless previously revoked, varied or renewed.

Resolution 7

This resolution sanctions the price range at which any shares or ADRs held in treasury ("Treasury Shares") can be re-allotted other than on a securities exchange. This authority is renewed by the Company on an annual basis. The maximum and minimum prices at which such a Treasury Share may be re-allotted are 115% and 85%, respectively of the average of the NASDAQ official close price of such shares calculated over the 10 business days immediately preceding the date of such re-allotment. If adopted, the authority under this resolution will expire 18 months after the forthcoming AGM unless previously revoked, varied or renewed.

Proxy Forms

For those of you who are not attending the meeting we would strongly encourage you to vote your shares by completing, signing and returning the enclosed form of proxy as soon as possible. To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or certified copy of such power or authority), must be lodged with the Company Secretary (c/o Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland) not later than September 27, 2021 at 4:00 pm (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

COVID-19

In light of COVID-19, we strongly encourage our shareholders to vote by proxy in advance of the AGM. Depending on concerns about and developments relating to COVID-19, the Board could determine to change the date, time and/or format of the meeting, subject to Irish law requirements. Any such determinations and changes will be made and communicated in accordance with Irish law and related requirements. The Company will be obliged to comply with any legal restrictions that are imposed as a consequence of COVID-19 and that affect the meeting.

Recommendation

The Board is satisfied that the resolutions set out in the notice of AGM are in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommend that you vote in favour of each of the resolutions as they intend to do in respect of all the shares which can be voted by them.

As always, I thank you for your continued support.

Ronan O’Caoimh
Chairman

September 6, 2021